As filed with the Securities and Exchange Commission on June 28, 1995.
                                                    Reg. No. 33-52667

_________________________________________________________________________

                   SECURITIES AND EXCHANGE COMMISSION

                         Washington, DC  20549



                             FORM 11-K

                           ANNUAL REPORT




                  Pursuant to Section 15(d) of the

                   Securities Exchange Act of 1934



             For the Fiscal Year ended December 31, 1994




                   LINCOLN NATIONAL CORPORATION
           EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN
                      (Full title of Plan)



                   [Current Reg. No. 33-52667]



                   LINCOLN NATIONAL CORPORATION
                      200 East Berry Street
                    Fort Wayne, Indiana 46802
         (Name of Issuer and Principal Executive Office)

                               FORM 11-K
              LNC Employees' Savings and Profit-sharing Plan





                         TABLE OF CONTENTS



Facing Sheet


Financial Statements


Signature


Exhibit 23--Consent of Ernst & Young LLP, Independent Auditors

Annual Report on Form 11-K
Financial Statements and Schedules

LINCOLN NATIONAL CORPORATION
EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN

Years ended December 31, 1994 and 1993 with Report of Independent Auditors

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Financial Statements and Schedules

Years ended December 31, 1994 and 1993


CONTENTS

Report of Independent Auditors                                            1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits                      2
Statements of Changes in Net Assets Available for Plan Benefits           3
Notes to Financial Statements                                             4


Schedules

Schedule of Assets Held for Investment Purposes                          13
Schedule of Reportable Transactions                                      14

Report of Independent Auditors

Lincoln National Corporation Benefits Investment Committee
Lincoln National Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Lincoln National Corporation Employees' Savings and Profit-Sharing Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 financial statements taken as a whole.
                                Ernst & Young LLP

May 11, 1995
Fort Wayne, Indiana

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Statements of Net Assets Available for Plan Benefits

                                                           DECEMBER 31
                                                       1994           1993
ASSETS
Investments:
Common stock-Lincoln National Corporation           $116,039,665  $121,614,473
Segregated investment accounts-The Lincoln
  National Life Insurance Company
  Separate Accounts                                   65,760,304    62,731,354
Unallocated insurance contracts-The
  Lincoln National Life Insurance Company             69,684,213    69,470,758
Participant loans                                     13,924,114    12,531,124
Total investments                                    265,408,296   266,347,709

Cash and invested cash                                 1,196,474       652,380
Accrued interest receivable                               25,736        21,983
Other receivables                                        465,068         5,688
Contributions receivable from
  participating employers                             13,963,381    16,057,426
Total assets                                         281,058,955   283,085,186

LIABILITIES-miscellaneous payables                        88,581        79,740
Net assets available for plan benefits              $280,970,374  $283,005,446

See accompanying notes.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Statements of Changes in Net Assets Available for Plan Benefits

                                                      YEAR ENDED DECEMBER 31
                                                        1994          1993
Additions:
Net realized and unrealized appreciation
  (depreciation) in fair value of
  investments                                       $(27,159,152) $21,012,918
Investment income:
Cash dividends-Lincoln National Corporation            5,031,135    3,962,702
Interest:
The Lincoln National Life
  Insurance Company                                    4,732,210    4,183,697
Other                                                  1,023,746      913,923
Total interest                                         5,755,956    5,097,620
Total investment income                               10,787,091    9,060,322
Contributions:
Employees                                             18,773,777   19,955,821
Participating employers (net of
  forfeitures:  1994-$20,070;
  1993-$429)                                          16,932,992   19,461,088
Total contributions                                   35,706,769   39,416,909
Total additions                                       19,334,708   69,490,149
Deductions:
Distributions to participants                        (21,082,240) (18,540,545)
Administrative expenses                                 (287,540)    (209,161)
Total deductions                                     (21,369,780) (18,749,706)
Net increase (decrease) in net assets
  available for plan benefits                         (2,035,072)  50,740,443
Net assets available for plan benefits
  at beginning of the year                           283,005,446  232,265,003
Net assets available for plan benefits
  at end of the year                                $280,970,374 $283,005,446

See accompanying notes.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements

December 31, 1994


1. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS
The investment in Lincoln National Corporation ("LNC") common stock is valued at the last reported sales price per the national securities exchange on the last business day of the year. The fair value of the participation units owned by Lincoln National Corporation Employees' Savings and Profit Sharing Plan ("Plan") in segregated investment accounts is based on quoted redemption value on the last business day of the year.

The unallocated insurance contracts are valued at contract value as estimated by The Lincoln National Life Insurance Company ("Company"). Contract value represents net contributions made plus interest at the contract rate.

Participant loans are valued at cost which approximates fair value.

The cost of investments sold, distributed or forfeited is determined using the specific identification method.


2. DESCRIPTION OF THE PLAN

The Plan is a contributory, defined contribution plan which covers eligible employees of LNC and several of its subsidiaries ("Employer Companies"). Any person 21 years of age or older who is an employee of the Employer Companies is eligible to enroll in the Plan if the person has been employed by the Employer Companies for at least one year. A participant may make pre-tax contributions at a rate of at least 1%, but not more than 15% of compensation, up to a maximum annual amount as determined and adjusted annually by the Internal Revenue Service ("IRS").

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

The participants are fully vested in their contributions and direct the Plan to invest their contributions in any combination of the investment options as described in Note 3. Participants can direct employer contributions, but only after the contributions have been in the Plan for two full plan years following the year for which they were contributed.

The Employer Companies contribute to the Plan an amount equal to a participant's contributions, not to exceed 6%, multiplied by a percentage, ranging from 25% to 150%, which varies according to LNC's increase in book value in relation to similar companies in the insurance industry. The Employer Companies contributions are invested in the LNC Common Stock Fund. The Employer Companies contributions vest based upon years of service as defined in the Plan document as follows:

  Years of Service          Percent Vested
     1                            0%
     2                           50%
     3 or more                  100%

During 1995, the Board of Directors of LNC approved a new employer contribution formula which will be effective for the 1997 plan year. The new formula gives the Board of Directors authorization to make a discretionary change in the percentage used to compute the Employer Companies contribution. In transition, the Employer Companies contribution for 1995 will be based on the new formula; however, the amount contributed cannot be less than the contributions calculated in accordance with the employer contribution formula defined above.

The Plan allows loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participant's accounts excluding employer contributions that haven't been in the Plan for two full years, less the highest outstanding loan balance in the previous twelve month period.

The Employer Companies have the right in accordance with the Plan to discontinue contributions at any time and terminate participation in the Plan. In the event of termination of the Plan, all amounts allocated to participants' accounts shall become vested.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investment Options

The detail of the net assets available for plan benefits by investment option is as follows:

                                                            December 31, 1994
                                                            Investment Options
                                             Total          1            2            3            4
Assets
Investments:
Common stock-LNC                         $116,039,665  $116,039,665
Segregated investment accounts             65,760,304                $8,116,181               $15,662,431
Unallocated insurance contracts            69,684,213                            $69,684,213
Participant loans                          13,924,114
Total investments                         265,408,296   116,039,665   8,116,181   69,684,213    5,662,431
Cash and invested cash (overdrafts)         1,196,474     1,010,411      13,251      123,040       (4,266)
Accrued interest receivable                    25,736
Other receivables                             465,068        36,684       3,730      273,416       59,236
Contributions receivable from
  participating employers                  13,963,381    13,963,381
Total assets                              281,058,955   131,050,141   8,133,162   70,080,669   15,717,401
Liabilities-miscellaneous payables             88,581        70,985
Net assets available for plan benefits   $280,970,374  $130,979,156  $8,133,162  $70,080,669  $15,717,401

                                              5             6           7            8            9
Assets
Investments:
Common stock-LNC
Segregated investment accounts           $ 16,060,131  $  7,005,554  $5,658,315  $ 9,234,735  $   532,843
Unallocated insurance contracts
Participant loans
Total investments                          16,060,131     7,005,554   5,658,315    9,234,735      532,843
Cash and invested cash (overdrafts)             7,957       (40,808)     19,415       14,541       46,433
Accrued interest receivable
Other receivables                              40,424        43,603                      514          597
Contributions receivable from
   participating employers
Total assets                               16,108,512     7,008,349   5,677,730    9,249,790      579,873
Liabilities-miscellaneous payables                                       12,383
Net assets available for plan benefits   $ 16,108,512  $  7,008,349  $5,665,347  $ 9,249,790  $   579,873

                                                10            11          12           13         Loans
Assets
Investments:
Common stock-LNC
Segregated investment accounts           $    187,725  $    787,447  $  617,234  $ 1,897,708
Unallocated insurance contracts
Participant loans                                                                             $13,924,114
Total investments                             187,725       787,447     617,234    1,897,708   13,924,114
Cash and invested cash (overdrafts)             2,394           156       4,273        1,313       (1,636)
Accrued interest receivable                                                                        25,736
Other receivables                                               714                    4,514        1,636
Contributions receivable from
  participating employers
Total assets                                  190,119       788,317     621,507    1,903,535   13,949,850
Liabilities-miscellaneous payables              2,394                     2,819
Net assets available for plan benefits   $    187,725  $    788,317  $  618,688  $ 1,903,535  $13,949,850


                                                           December 31, 1993
                                                           Investment Options
                                            Total           1           2            3            4
Assets
Investments:
Common stock-LNC                         $121,614,473  $121,614,473
Segregated investment accounts             62,731,354                $9,191,780               $15,472,793
Unallocated insurance contracts            69,470,758                            $69,470,758
Participant loans                          12,531,124
Total investments                         266,347,709   121,614,473   9,191,780   69,470,758   15,472,793
Cash and invested cash (overdrafts)           652,380       654,516       2,175         (389)      (2,955)
Accrued interest receivable                    21,983
Other receivables                               5,688                                    389        2,955
Contributions receivable from
  participating employers                  16,057,426    16,057,426
Total assets                              283,085,186   138,326,415   9,193,955   69,470,758   15,472,793
Liabilities-miscellaneous payables             79,740        76,188       2,175
Net assets available for plan benefits   $283,005,446  $138,250,227  $9,191,780  $69,470,758  $15,472,793

                                               5             6           7            8          Loans
Assets
Investments:
Common stock-LNC
Segregated investment accounts           $ 15,645,674  $  7,583,670  $6,133,839  $ 8,703,598
Unallocated insurance contracts
Participant loans                                                                             $12,531,124
Total investments                          15,645,674     7,583,670   6,133,839    8,703,598   12,531,124
Cash and invested cash (overdrafts)              (878)        1,377        (251)      (1,215)
Accrued interest receivable                                                                        21,983
Other receivables                                 878                       251        1,215
Contributions receivable from
  participating employers
Total assets                               15,645,674     7,585,047   6,133,839    8,703,598   12,553,107
Liabilities-miscellaneous payables                            1,377
Net assets available for plan benefits   $ 15,645,674  $  7,583,670  $6,133,839  $ 8,703,598  $12,553,107


The detail of the changes in net assets available for plan benefits by investment option is as follows:

                                                 Year ended December 31, 1994

                                                       Investment Options
                                            Total           1             2          3             4
Additions:
Net realized and unrealized
  appreciation (depreciation)
  in fair value of investments           $(27,159,152) $(26,530,162) $ (132,920)              $   252,063
Investment income:
Cash dividends                              5,031,135     5,031,135
Interest                                    5,755,956                             $4,732,210
Total investment income                    10,787,091     5,031,135                4,732,210
Contributions:
Employees                                  18,773,777     5,503,603     687,192    4,174,286    1,886,377
Participating employers
  (net of forfeitures)                     16,932,992    16,932,992
Total contributions                        35,706,769    22,436,595     687,192    4,174,286    1,886,377
Total additions                            19,334,708       937,568     554,272    8,906,496    2,138,440
Deductions:
Distributions to participants             (21,082,240)   (8,934,755)   (582,550)  (7,395,098)  (1,061,237)
Administration expenses                      (287,540)     (268,102)     (1,254)     (10,032)      (2,247)
Net transfers (deductions)                                  994,218  (1,029,086)    (891,455)    (830,348)
Total deductions                          (21,369,780)   (8,208,639) (1,612,890)  (8,296,585)  (1,893,832)
Net increase (decrease) in net assets
available for plan benefits                (2,035,072)   (7,271,071) (1,058,618)     609,911      244,608
Net assets available for plan benefits at
  beginning of the year                   283,005,446   138,250,227   9,191,780   69,470,758   15,472,793
Net assets available for plan benefits
  at end of the year                     $280,970,374  $130,979,156  $8,133,162  $70,080,669  $15,717,401

                                                5            6            7            8           9
Additions:
Net realized and unrealized
  appreciation (depreciation)
  in fair value of investments           $   (445,649) $    277,250  $ (239,319) $  (296,077) $     3,042
Investment income:
Cash dividends
Interest
Contributions:
Employees                                   2,387,322       509,064     756,164    1,748,974      224,271
Participating employers
  (net of forfeitures)
Total contributions                         2,387,322       509,064     756,164    1,748,974      224,271
Total additions                             1,941,673       786,314     516,845    1,452,897      227,313
Deductions:
Distributions to participants                (990,193)     (497,042)   (284,535)    (579,465)      (1,071)
Administration expenses                        (2,299)       (1,070)       (845)      (1,337)         (55)
Net transfers (deductions)                   (486,343)     (863,523)   (699,957)    (325,903)     353,686
Total deductions                           (1,478,835)   (1,361,635)   (985,337)    (906,705)     352,560
Net increase (decrease) in net assets
  available for plan benefits                 462,838      (575,321)   (468,492)     546,192      579,873
Net assets available for plan benefits at
  beginning of the year                    15,645,674     7,583,670   6,133,839    8,703,598
Net assets available for plan benefits
  at end of the year                      $16,108,512    $7,008,349  $5,665,347   $9,249,790  $   579,873

                                                10            11          12           13         Loans
Additions:
Net realized and unrealized
  appreciation (depreciation)
  in fair value of investments            $     4,847    $    1,336  $   18,681  $   (72,244)
Investment income:

Cash dividends
Interest                                                                                      $ 1,023,746
Total investment income                                                                         1,023,746
Contributions:
Employees                                      72,431       222,076     162,450      439,567
Participating employers
  (net of forfeitures)
Total contributions                            72,431       222,076     162,450      439,567
Total additions                                77,278       223,412     181,131      367,323    1,023,746
Deductions:
Distributions to participants                  (4,619)       (8,405)    (21,158)     (15,175)    (706,937)
Administration expenses                           (17)          (68)        (47)        (167)
Net transfers (deductions)                    115,083       573,378     458,762    1,551,554    1,079,934
Total deductions                              110,447       564,905     437,557    1,536,212      372,997
Net increase (decrease) in net assets
  available for plan benefits                 187,725       788,317     618,688    1,903,535    1,396,743
Net assets available for plan benefits at
  beginning of the year                                                                        12,553,107
Net assets available for plan benefits
  at end of the year                      $   187,725  $    788,317  $  618,688  $ 1,903,535  $13,949,850


The detail of the changes in net assets available for plan benefits by investment option is as follows:

                                                  Year ended December 31, 1993
                                                        Investment Options
                                             Total           1            2           3            4
Additions:
Net realized and unrealized appreciation
  in fair value of investments           $ 21,012,918  $ 16,230,433  $  589,138               $ 1,355,753
Investment income:
Cash dividends                              3,962,702     3,962,702
Interest                                    5,097,620                            $ 4,183,697
Total investment income                     9,060,322     3,962,702                4,183,697
Contributions:
Employees                                  19,955,821     5,684,745     910,152    5,822,423    2,131,334
Participating employers
  (net of forfeitures)                     19,461,088    19,461,088
Total contributions                        39,416,909    25,145,833     910,152    5,822,423    2,131,334
Total additions                            69,490,149    45,338,968   1,499,290   10,006,120    3,487,087
Deductions:
Distributions to participants             (18,540,545)   (7,433,040)   (625,725)  (7,605,890)    (879,566)
Administration expenses                      (209,161)     (187,861)     (1,586)     (11,523)      (2,362)
Net transfers (deductions)                                  156,511  (1,143,565)    (379,408)     397,839
Total deductions                          (18,749,706)   (7,464,390) (1,770,876)  (7,996,821)    (484,089)
Net increase (decrease) in net assets
  available for plan benefits              50,740,443    37,874,578    (271,586)   2,009,299    3,002,998
Net assets available for plan benefits at
  beginning of the year                   232,265,003   100,375,649   9,463,366   67,461,459   12,469,795
Net assets available for plan benefits
  at end of the year                     $283,005,446  $138,250,227  $9,191,780  $69,470,758  $15,472,793

                                                5             6           7            8          LOANS
Additions:
Net realized and unrealized appreciation
  in fair value of investments           $  1,297,126  $    168,314  $  622,849  $   749,305
Investment income:
Cash dividends
Interest                                                                                      $   913,923
Total interest                                                                                    913,923
Contributions:
Employees                                   2,243,230       823,880     678,880    1,661,177
Participating employers
  (net of forfeitures)
Total contributions                         2,243,230       823,880     678,880    1,661,177
Total additions                             3,540,356       992,194   1,301,729    2,410,482      913,923
Deductions:
Distributions to participants                (537,089)     (458,314)   (327,873)    (311,095)    (361,953)
Administration expenses                        (2,193)       (1,394)       (995)      (1,247)
Net transfers (deductions)                    815,265    (2,073,403)   (163,723)     723,684    1,666,800
Total deductions                              275,983    (2,533,111)   (492,591)     411,342    1,304,847
Net increase (decrease) in net assets
  available for plan benefits               3,816,339    (1,540,917)    809,138    2,821,824    2,218,770
Net assets available for plan benefits at
  beginning of the year                    11,829,335     9,124,587   5,324,701    5,881,774   10,334,337
Net assets available for plan benefits
  at end of the year                     $ 15,645,674  $  7,583,670  $6,133,839  $ 8,703,598  $12,553,107


Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)


3. INVESTMENT OPTIONS (CONTINUED)

Information with respect to investment options is as follows:
Option        Description of Investment Option

   1 LNC Common Stock Fund, which invests primarily in shares of Lincoln National Corporation's common stock;

   2 Government Bond Fund, which directly or indirectly invests primarily in fixed income securities issued by the United States Government;

   3 Guaranteed Fund, which invests primarily in contracts which guarantee a rate of return and principal;

   4 Core Equity Fund, which directly or indirectly invests primarily in the common stock of established companies;

   5 Medium Capitalization Equity Fund, which directly or indirectly invests primarily in the stock of new, rapid growth companies;

   6 Short-Term Fund, which directly or indirectly invests primarily in notes of government agencies and private corporations;

   7 Government/Corporate Bond Fund, which directly or indirectly invests primarily in corporate and U.S. government bonds and mortgage-backed securities;

   8 Large Capitalization Equity Fund, which directly or indirectly invests primarily in high-risk common stocks which have the potential for a significant appreciation in value over an 18 to 24 month period;

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)


3. INVESTMENT OPTIONS (CONTINUED)

   9 Balanced Fund, which directly or indirectly invests in three different asset classes: stocks, bonds and money market instruments, which provides growth through the stock portion and reduced risk through the bond and money market portion;

  10 High Yield Bond Fund, which directly or indirectly invests primarily in below-investment-grade bonds, providing higher rates of return to compensate higher risk;

  11 Small Capitalization Equity Fund, which directly or indirectly invests primarily in the stock of new, rapid growth companies;

  12 Value Equity Fund, which invests primarily in large capitalization stocks of undervalued companies that are industry leaders;

  13 International Equity Fund, which directly or indirectly invests primarily in stocks of non-United States companies;

Beginning January 1, 1994, the Plan began offering investment options 9 through 13 to participants. Investment options 2 through 13 are provided by a group annuity contract issued by the Company.

Interest charged on new loans to participants is established monthly based upon prevailing rates for similar loans. Loans are repaid over 1, 3, 5, 10, 15 or 20 year periods depending on the purpose of the loan or when a participant withdraws from the Plan.


4. INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated February 9, 1995, stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986 ("Code") and, therefore, is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code and the Employee Retirement Income Security Act of 1974 to maintain its tax-exempt status. The Plan's administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)


5. TRANSACTIONS WITH PARTIES-IN-INTEREST

All investments held by the Plan and related investment transactions, except for short-term cash investments, were with the Employer Companies. Administrative expenses incurred solely for the LNC Common Stock Fund are charged directly to the LNC Common Stock Fund while all other administrative expenses are charged to earnings of all the investment options based upon the market value of the respective funds applicable to each investment option.


6. CONCENTRATIONS OF CREDIT RISK

The Plan has investments in common stock of LNC, segregated investment accounts and unallocated insurance contracts with the Company of $116,039,665, $65,760,304 and $69,684,213, respectively, at December 31, 1994 (41.3%, 23.4%
and 24.8% of net assets, respectively). LNC and the Company operate predominately in the insurance industry.


7. SALE OF LNC SUBSIDIARY

Effective February 2, 1994, LNC completed the sale of Security-Connecticut Corporation, one of the Employer Companies. As a result of the sale, $8,570,156 of the Plan's assets were transferred to another plan.


8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500:
                                                        1994          1993
Net assets available for plan
  benefits per the financial statements             $280,970,374 $283,005,446
Amounts allocated to withdrawing participants         (1,089,639)    (232,652)
Net assets available for plan
  benefits per Form 5500                            $279,880,735 $282,772,794

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)


8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of distributions to participants per the financial statements to Form 5500:

                                                          1994         1993
Distributions to participants per the
  financial statements                                $21,082,240 $18,540,545
Amounts allocated to withdrawing participants
  at end of the year                                    1,089,639     232,652
Less amounts allocated to withdrawing
  participants at beginning of the year                  (232,652)   (523,938)
Distributions to participants per Form 5500           $21,939,227 $18,249,259

Amounts allocated to withdrawing participants are recorded on Form 5500 for distributions that have been processed and approved for payment prior to year end but have not yet been paid.

SCHEDULES

Item 27a

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan

Schedule of Assets Held for Investment Purposes

December 31, 1994

                                                  (C)
                                       DESCRIPTION OF INVESTMENT
        (B)                               INCLUDING MATURITY                              (E)
IDENTITY OF ISSUE, BORROWER,            DATE, RATE OF INTEREST,             (D)         CURRENT
  LESSOR OR SIMILAR PARTY                PAR OR MATURITY VALUE              COST         VALUE
Common stock-
  Lincoln National Corporation        3,315,419 shares                  $104,711,194  $116,039,665
Segregated investment
  accounts-The Lincoln
  National Life Insurance
  Company Separate Accounts:
  Government Bond Fund                6,372,124.444 participation units    6,919,276     8,116,181
  Core Equity Fund                    3,112,420.358 participation units   12,064,114    15,662,431
  Medium Capitalization Equity Fund   2,744,981.286 participation units   11,910,546    16,060,131
  Short-Term Fund                     2,826,306.368 participation units    6,114,018     7,005,554
  Government/Corporate Bond Fund      1,413,732.635 participation units    4,619,104     5,658,315
  Large Capitalization Equity Fund    2,481,826.577 participation units    8,340,211     9,234,735
  Balanced Fund                       167,339.894 participation units        530,240       532,843
  High Yield Bond Fund                117,807.683 participation units        182,994       187,725
  Small Capitalization Equity Fund    295,514.561 participation units        785,490       787,447
  Value Equity Fund                   586,862.055 participation units        599,611       617,234
  International Equity Fund           459,766.062 participation units      1,967,513     1,897,708
                                                                          54,033,117    65,760,304
Unallocated insurance contracts-
  The Lincoln National Life
  Insurance Company                                                       69,684,213    69,684,213

Participant loans                     Various loans at interest rates
                                      varying from 6.5% to 12.5%
                                      due from 1995 to 2004.              13,924,114    13,924,114
                                                                        $242,352,638  $265,408,296

Item 27d

Lincoln National Corporation
Employees' Savings and Profit-Sharing Plan


Schedule of Reportable Transactions

Year ended December 31, 1994


                                                                                                      (h)
                                                                                                 Current Value     (i)
     (a)                                                       (c)         (d)          (g)      of Assets on      Net
 Identity of                      (b)                        Purchase    Selling      Cost of    Transaction       Gain
Party Involved          Description of Assets                 Price       Price       Assets        Date          (Loss)

Category (iii)
Norwest Bank    Lincoln National Corporation shares of
                  common stock:
                  Purchases                                 $50,180,404              $50,180,404  $50,180,404
                  Sales                                                 $29,225,050   26,634,286   29,225,050  $2,590,764
The Lincoln     Segregated investment account-The Lincoln
 National Life   National Life Insurance Company Separate
 Insurance       Accounts:
 Company         Purchases                                   18,062,772               18,062,772   18,062,772
                 Sales                                                   14,404,832   11,806,235   14,404,832   2,598,597
The Lincoln     Unallocated insurance contracts-The Lincoln
 National Life   National Life Insurance Company:
 Insurance       Purchases                                   20,562,015  20,562,015                20,562,015
 Company         Sales                                                   20,348,560   20,348,560   20,348,560


Note:  Columns (e) and (f), and categories (i), (ii) and (iv) are not applicable.


                                 SIGNATURE


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Lincoln National Corporation Benefits Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   LINCOLN NATIONAL CORPORATION EMPLOYEES'
                                   SAVINGS AND PROFIT-SHARING PLAN


      6/22/95                      /S/ H. THOMAS MCMEEKIN
Date:_____________________         ______________________________
                                   H. Thomas McMeekin, Chairman
                                   Lincoln National Corporation
                                   Benefits Investment Committee